SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For July, 2004

United Utilities PLC

Dawson House,
Great Sankey,
Warrington WA5 3LW
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual report under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

UNITED UTILITIES PLC
(Registrant)

Date: 4 August 2004	By: Name: Title:	/s/ Paul Davies Paul Davies Assistant Company Secretary

Exhibit Index

Exhibit

99.1	Performance Share Plan 1 July 2004
99.2	Notification Received of Interest in Shares 15 July 2004
99.3	Directors' Share Interests 20 July 2004
99.4	Notification Received of Interest in Shares 22 July 2004
99.5	Notification Received of Interest in Shares 23 July 2004
99.6	Notification Received of Interest in Shares 26 July 2004
99.7	Annual General Meeting Report